

July 28, 2016

Ms. Teresa A. Herbert
Chief Financial Officer and Senior Vice President
Independence Holding Company
96 Cummings Pt. Road
Stamford, CT 06902

Re: American Independence Corp.
Schedule 13E-3/A
File No. 005-31658
Filed July 25, 2016, by AMC Holdings, Inc., et al.

Dear Ms. Herbert:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Item 13. Financial Information, page 47

1. We have considered the reply sent in response to prior comment eight and the corresponding revised disclosures appearing within the Schedule 13E-3/A. Item 1010(c)(1) of Regulation M-A, however, requires summarized financial information disclosed in accordance with Item 1-02(bb)(1) of Regulation S-X. Net Income per Share, as identified in Item 1010(c)(3), also does not appear to have been disclosed. Please revise to disclose this information or provide us with a brief legal analysis explaining why such disclosure is not required in this context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Ms. Loan T. Nisser
Mr. Nicholas R. Williams, Esq.